UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sonterra Resources, Inc. (f/k/a River Capital Group Inc.)
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

83568A107
(CUSIP Number)

William E. McDonnell, Jr.
The Longview Fund, L.P.
600 Montgomery Street, 44th Floor
San Francisco, CA 94111
(415) 981-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Longview Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,033,798(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,033,798(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,033,798(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.7%(2)
14	TYPE OF REPORTING PERSON PN
(1)	Includes 4,958,678 shares that may be acquired upon exercise of a warrant.
(2)
Based on 25,701,833 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Longview Fund International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 339,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 339,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(1)
14	TYPE OF REPORTING PERSON CO
(1)	Based on 25,701,833 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in its Current Report on Form 8-K filed with the SEC on February 14, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Asset Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,372,864(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,372,864(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,372,864(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.8%(2)
14	TYPE OF REPORTING PERSON IA
(1)	Includes 4,958,678 shares that may be acquired upon exercise of a warrant.
(2)
Based on 25,701,833 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,372,864(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,372,864(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,372,864(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.8%(2)
14	TYPE OF REPORTING PERSON IA
(1)	Includes 4,958,678 shares that may be acquired upon exercise of a warrant.
(2)
Based on 25,701,833 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter Benz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,372,864(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,372,864(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,372,864(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.8%(2)
14	TYPE OF REPORTING PERSON IN
(1)	Includes 4,958,678 shares that may be acquired upon exercise of a warrant.
(2)
Based on 25,701,833 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on February 1, 2007 and amended by Amendment No. 1 thereto filed on July 23, 2007 (such Amendment, “Amendment No. 1”) and Amendment No. 2 thereto filed on August 9, 2007 (such Amendment, “Amendment No. 2”; and the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), with respect to shares of Common Stock, $0.001 par value (the “Common Stock”), of Sonterra Resources, Inc. (f/k/a River Capital Group Inc.), a Delaware corporation (the “Issuer”), beneficially owned by Peter Benz (“Benz”), The Longview Fund, L.P., a California limited partnership (“Longview”), Longview Fund International, Ltd., a British Virgin Islands international business company (“LFI”), Viking Asset Management Ltd., a British Virgin Islands international business company (“Longview GP”), and Viking Asset Management, LLC, a California limited liability company (“Viking IA”, and together with Longview and Longview GP, the “Reporting Entities”; and the Reporting Entities and Benz collectively, the “Reporting Persons”).

This Amendment No. 3 is being filed to update the Schedule 13D in light of recent developments. As amended by this Amendment No. 3, the Schedule 13D the remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended by adding the following after the last paragraph thereof:

On February 14, 2008, after the effectiveness of the reverse split of the Common Stock at a ratio of 1-for-10 (i.e., one share of Common Stock for each 10 outstanding shares of Common Stock), the Issuer and Longview consummated the transactions contemplated by the Securities Exchange and Additional Note Purchase Agreement, dated as of August 3, 2007 (as amended by the February 2008 Amendment Agreement, dated as of February 14, 2008, and as may be further amended, modified, restated or supplemented and in effect from time to time, the “Exchange Agreement”). Specifically, among other things, Longview acquired from the Issuer (i) 21,846,558 shares of Common Stock (such shares being the “New RCGI Common Shares”) in exchange for 333 shares of common stock of Sontera Oil & Gas, Inc. (f/k/a Sonterra Resources, Inc.) (“Sonterra”) and a promissory note of Sonterra in the principal amount of $5,990,010, including the principal thereof and all accrued and unpaid interest thereon (the “Sonterra Equity Note”), (ii) a warrant to purchase 4,958,678 shares of the Common Stock (the “RCGI Warrant”; and the shares of Common Stock issuable upon exercise of the RCGI Warrant being referred to herein as the “Warrant Shares”), in exchange for a warrant to purchase 50 shares of common stock of Sonterra, and (iii) a senior secured note of the Issuer (the “Initial RCGI Note”) in the original principal amount of $2,000,000, in exchange for a promissory note of Sonterra in same principal amount (the “Sonterra Non-Equity Note”). Longview funded its acquisition of the Issuer’s securities on February 14, 2008, as contemplated by the Exchange Agreement, by exchanging the Sonterra securities as described above.

On January 17, 2008, Longview purchased from the Issuer a promissory note (the “Short-Term Note”) in the principal amount of $50,000. Longview paid $50,000 for the Short-Term Note. Longview funded the acquisition of the Short-Term Note from its general working capital.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following after the last paragraph:

On January 17, 2008, Longview purchased the Short-Term Note from the Issuer for $50,000.

Pursuant to the Exchange Agreement, at the Exchange Closing (as defined in the Exchange Agreement) the Issuer was to pay to Longview an amount including all interest under the Sonterra Equity Note and under the Sonterra Non-Equity Note that was accrued and unpaid immediately prior to the Exchange Closing (the “Owing Interest”). In light of the Owing Interest, the Issuer and Longview entered into the February 2008 Amendment Agreement dated February 14, 2008 (the “February Amendment”). The February Amendment, which amended the Exchange Agreement, provided that, instead of the Owing Interest being paid at the Exchange Closing, (i) the Owing Interest under the Sonterra Equity Note would be part of the consideration exchanged by Longview for the New RCGI Common Shares, and (ii) an amount equal to the Owing Interest under the Sonterra Non-Equity Note would be added as interest owing under the Initial RCGI Note and would be due on the first interest payment date under the Initial RCGI Note.

The Exchange Closing occurred on February 14, 2008. The transactions consummated at the Exchange Closing are further described above in Item 3. In connection with the Exchange Closing, Michael Pawelek was appointed as a member of the Board of Directors of the Issuer, the other two directors of the Issuer resigned and the size of the Board of Directors was reduced to one member.

Except as otherwise provided herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no current intention of engaging in any of the events set forth in Items 4(a) through (j) of form Schedule 13D. Although no Reporting Person has any specific plan or proposal to purchase or sell shares of Common Stock (except as set forth herein, in the Schedule 13D, or in an exhibit hereto or thereto), depending on various factors, including, without limitation, the Issuer’s financial position and business strategy, price levels of shares of Common Stock, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may, acting either jointly or independently with respect to any other Reporting Person, take such actions with respect to its investment in the Issuer, if any, as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or engaging in hedging or similar transactions with respect to Common Stock in the ordinary course of its business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by deleting the current disclosure thereunder and replacing it in its entirety with the following:

Longview and LFI directly own Common Stock. Longview GP is the general partner of Longview and the investment manager of LFI. Viking IA, which is the investment adviser of Longview and Longview GP and the sub-investment manager of LFI, makes all investment decisions with respect to the Common Stock of Longview and LFI. Accordingly, Longview GP and Viking IA each may be deemed to have shared voting and dispositive authority over Longview’s and LFI’s shares. In addition, Benz may be deemed to beneficially own the shares as a control person of the Reporting Entities.

Longview holds the following shares of the Issuer’s Common Stock.

(a)	Number of shares beneficially owned: 29,033,798(1)

Percentage of shares: 94.7%(2)

(b)	SOLE VOTING POWER 0
SHARED VOTING POWER 29,033,798 shares
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 29,033,798 shares

(1)	Includes 4,958,678 shares that may be acquired upon exercise of the RCGI Warrant.
(2)
Based on 25,701,833 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008.

LFI holds the following shares of the Issuer’s Common Stock.

(a)	Number of shares beneficially owned: 339,066

Percentage of shares: 1.3%(1)

(b)	SOLE VOTING POWER 0 shares
SHARED VOTING POWER 339,066
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 339,066

(1)
Based on 25,701,833 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008.

As described above in Item 2, each of Longview GP, Viking IA and Benz may be deemed to have shared voting and dispositive authority over Longview’s and LFI’s shares, an aggregate total of 29,372,864 shares, or 95.8% of the outstanding shares of the Issuer (based on 25,701,833 outstanding shares of Common Stock reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2008 and including the 4,958,678 Warrant Shares)

(c) The Reporting Persons effected the transactions with respect to the Common Stock as set forth in the following table:

Reporting Person	Date	Activity	Price/share	How effected
The Longview Fund, L.P.	2/14/2008	21,846,558	(2)	(2)
The Longview Fund, L.P.	2/14/2008	4,958,678(1)	(2)	(2)
(1) Represents the Warrant Shares that may be acquired upon exercise of the RCGI Warrant.
(2) Securities were acquired from issuer in exchange for third party securities, as described above in Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 17, 2008, Longview acquired the Short-Term Note from the Issuer. The principal amount owing under the Short-Term Note is $50,000 and interest accrues thereon at the rate of 15% per annum. All principal and interest owing under the Short-Term Note is due and payable on April 16, 2008. The Short-Term Note is subject to certain events of standard default that may trigger the acceleration of the Issuer’s payment obligations thereunder.

On February 14, 2008, Longview and the Issuer entered into the February Amendment, as described above in Item 4.

Pursuant to the Exchange Agreement and in connection with the Exchange Closing, Longview acquired the Initial RCGI Note. The principal amount owing under the Initial RCGI Note is $2,000,000 and interest accrues thereon at the per annum interest rate equal to the sum of (a) the 3-Month LIBOR Rate in effect on the Issuance Date and (b) eight and one quarter of one percent (8.25%) (i.e., 825 basis points). Such rate adjusts on the first business day of each calendar quarter based on the 3-Month LIBOR Rate in effect on such date. The Initial RCGI Note subjects the Issuer to certain covenants regarding the Company’s and its subsidiairies’ total proved developed non-producing reserves, total proved developed producing reserves and total proved undeveloped reserves. The failure to satisfy any of these covenants triggers a mandatory prepayment of a portion of indebtedness owing under the Initial RCGI Note. The Initial RCGI Note is also subject to certain events of default that may trigger the acceleration of the Issuer’s payment obligations thereunder, including the breach of the Issuer’s or any of its Subsidiaries’ of certain covenants under the Exchange Agreement and the other Transaction Documents (as defined therein), the material incorrectness of a representation or warranty of the Issuer or one of its subsidiaries when made, the Issuer’s failure to make required filings with the SEC, and a change of control of the Issuer.

Pursuant to the Exchange Agreement and in connection with the Exchange Closing, Longview acquired the RCGI Warrant. The RCGI Warrant entitles Longivew to purchase 4,958,678 Warrant Shares at any time until and including February 14, 2013 at a price of $0.30210709 per share (subject to typical anti-dilution adjustments in the number of Warrant Shares and the exercise price therefor as a result of stock splits, stock dividends, issuances of additional Common Stock at a price below the then-current exercise price of the Warrant and other transactions). The holder of the RCGI Warrant is entitled to acquire a pro rata portion of any options, convertible securities or certain other rights issued, granted or sold pro rata to holders of the Issuer’s Common Stock, based on such holder’s pro rata share of such Common Stock if the RCGI Warrant was exercised immediately before the record date for such issuance, grant or sale. The Warrant Shares are subject to the Registration Rights Agreement, as described in Item 4, that the Issuer and Longview executed in connection with the Exchange Closing.

In order to secure the debt owing from the Issuer to Longview, pursuant to the Pledge Agreements dated as of February 14, 2008, (i) the Issuer pledged to Longview all of its interest in the common stock of Sonterra, its wholly-owned subsidiary, and executed an irrevocably proxy in favor of Longview with respect to such common stock, and (ii) Sonterra pledged to Longview all of its interest in the common stock of Sonterra Operating, Inc., a Delaware corporation (“Sonterra Operating”), Sonterra’s wholly-owned subsidiary, and executed an irrevocably proxy in favor of Longview with respect to such common stock. The Issuer and Sonterra Operating executed joinders to the existing Security Agreement, dated as of July 9, 2007 (as amended by the First Amendment to Security Agreement, dated as of August 3, 2007) between Longview and Sonterra, granting Longview a security interest in their respective assets. Sonterra and Sonterra Operating also executed a joint Guaranty guaranteeing the Issuer’s obligations to Longview. In addition, Sonterra executed into an Amendment dated as of February 14, 2008, with respect to the mortgage it had previously granted to Longview in certain oil and gas interests.

The descriptions of the above agreements are qualified in each case, in their entirety, by reference to the complete texts of such agreements, which are attached hereto as Exhibits 99.21 through 99.34.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

Exhibit	Description

99.21	February 2008 Amendment Agreement, dated as of February 14, 2008, by and between the Issuer and The Longview Fund, L.P.
99.22	Certificate of Amendment to Certificate of Incorporation (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated February 14, 2008 and incorporated herein by reference).
99.23	Promissory Note, issued by the Issuer to Longview Fund, L.P., dated January 17, 2008.
99.24	Senior Secured Note, issued by the Issuer to Longview Fund, L.P., dated February 14, 2008.
99.25	Warrant, issued by the Issuer to Longview Fund, L.P., dated February 14, 2008.
99.26	Registration Rights Agreement between the Issuer and Longview, dated as of February 14, 2008.

99.27	Guaranty from Sonterra Oil & Gas, Inc. and Sonterra Operating, Inc. to Collateral Agent, dated as of February 14, 2008.
99.28	Joinder to Security Agreement, by the Issuer, dated as of February 14, 2008.
99.29	Joinder to Security Agreement, by Sonterra Operating, Inc., dated as of February 14, 2008.
99.30
First and Second Amendments to Mortgage, Deed of Trust, Assignment of Production, Security Agreement, Fixture Filing and Financing Statement from Sonterra Oil & Gas, Inc., to Walter H. Walne, III, as Trustee for the benefit of Viking Asset Management, LLC, dated August 29, 2007, and February 14, 2008, respectively.

99.31	Pledge Agreement between the Issuer and the Collateral Agent, with respect to shares of Sonterra Oil & Gas, Inc., dated as of February 14, 2008.
99.32	Pledge Agreement between the Sonterra Oil & Gas, Inc. and the Collateral Agent, with respect to shares of Sonterra Operating, Inc., dated as of February 14, 2008.
99.33	Irrevocable Proxy from the Issuer to Longview, with respect to shares of Sonterra Oil & Gas, Inc., dated as of February 14, 2008.
99.34	Irrevocable Proxy from Sonterra Oil & Gas, Inc. to Longview, with respect to shares of Sonterra Operating, Inc., dated as of February 14, 2008.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 20th day of February, 2008

THE LONGVIEW FUND, L.P.

By:	Viking Asset Management, LLC
its Investment Adviser

By:	S. Michael Rudolph
S. Michael Rudolph, CFO of Viking Asset Management, LLC

LONGVIEW FUND INTERNATIONAL, LTD.

By:	Viking Asset Management, LLC
its Sub-Investment Manager

By:	S. Michael Rudolph
S. Michael Rudolph, CFO of Viking Asset Management, LLC

VIKING ASSET MANAGEMENT, LLC

By:	S. Michael Rudolph
S. Michael Rudolph, CFO of Viking Asset Management, LLC

VIKING ASSET MANAGEMENT, LTD.

By:	Anthony L.M. Inder-Rieden
Anthony L. M. Inder-Rieden, Director and authorized signatory

/s/ Peter Benz
Peter Benz